First Australian Resources




10016321

September 9, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
9 September 2010 (ASX Announcement & Media Release: Financial Report for the half year ended 30-June 2010)

9/15

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

FAR LIMITED

(ABN 41 009 117 293)

(formerly First Australian Resources Limited)

FINANCIAL REPORT FOR THE HALF-YEAR ENDED 30 JUNE 2010

FAR LIMITED (formerly First Australian Resources Limited)
FINANCIAL REPORT FOR THE HALF-YEAR ENDED 30 JUNE 2010

Contents

FAR LIMITED (formerly First Australian Resources Limited)
Directors' Report

The directors of FAR Limited submit herewith the Financial Report of FAR Limited and its subsidiaries ("the Consolidated Entity") for the half-year ended 30 June 2010. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The directors of the Company in office during or since the end of the period are:

Mr M J Evans
Mr A E Brindal
Mr C L Cavness

All directors held office during and since the end of the period unless otherwise stated.

REVIEW OF OPERATIONS

The loss of the Consolidated Entity for the half-year after income tax was $791,974 (half-year ended 30 June 2009: profit of $4,591,046).

During the half-year the principal activities of the Consolidated Entity continued to be the exploration for and production of oil and gas and the acquisition and sale of oil and gas exploration and production interests.

A summary of the Consolidated Entity's operations during the period is provided below. A more detailed review of exploration activity is included in quarterly activity reports and other releases lodged with the Australian Stock Exchange.

Corporate

The Consolidated Entity retained its strong financial position throughout the half-year and ended the period with a cash balance of $10.8million.

A further US$6million remains due from the prior year sale of the Consolidated Entity's interest in the Beibu Gulf Joint Venture in China. Recent reports to the ASX from participants in the Joint Venture state that the conditions triggering the second tranche payment of US$3million are expected to be met during the second half of 2010. This amount is included in the Consolidated Entity's receivables balance at 30 June 2010. The final payment of US$3million is subject to certain production targets being met and has not been brought to account at this point in time.

During the period, the Directors have continued their commitment to sound financial management through the minimising of discretionary expenditure and the controlling of costs in order to preserve capital.

Senegal

FAR is Operator of three offshore Blocks and holds a 90 percent interest, with the balance being held by Petrosen (Senegal's National Oil Company).

During the period, FAR continued farm-out marketing with the objective of securing a commitment to drill an exploration well. FAR is seeking cost recovery and a free carry through the drilling of one exploratory well.

FAR has provided data packages to several large international exploration and production companies including companies with existing operations and/or production in deep water West Africa. Detailed technical reviews are ongoing.

FAR LIMITED (formerly First Australian Resources Limited)
Directors' Report (continued)

The current phase of the exploration licences expires on 23rd November 2010. Under the terms of the licences, the commencement of the application process to enter into the next exploration phase, which includes a well commitment, is required late September 2010. The Board is currently evaluating the options available to it should a farm-out agreement not be reached by this date. Entering into the next exploration phase would require the posting of a non-refundable US$5million performance bond. FAR would look to recover this amount as part of any future farm-out agreement.

FAR holds the largest acreage exposure of any ASX listed entity offshore West Africa and is well placed to take advantage of the expected increase in interest in the area resulting from near term exploration drilling along the Central Atlantic Margin.

Guinea Bissau

In December 2009, FAR reached agreement with Delek International Energy Ltd (Delek) to acquire a 15 percent participating interest in three Licenses located offshore Guinea Bissau, a nation which lies immediately south of Senegal. The entry into these blocks expanded FAR's footprint offshore West Africa and provides excellent synergy with the Company's offshore Senegal blocks. The Joint Venture is operated by Svenska Petroleum Exploration Guinea Bissau AB.

The Licences include the Sinapa oil discovery, which is estimated to have a P50 STOOIP of 240 million barrels, and several large untested prospects which have been defined by 2D seismic.

Activity by the Joint Venture during the period has been focussed on preparing for the upcoming 1600Sq Km 3D seismic survey over the licences. The seismic survey is being preceded by the acquisition of Bathymetry, Side Scan Sonar and Gravity Gradiometry data. This work commenced in late August 2010. The objective of the seismic survey is to image the Sinapa discovery, along with the Sardinha and Cabecera prospects ahead of possible future drilling. The program is expected to cost approximately US$15million gross and results of the 3D seismic survey are anticipated during Q1 2011.

In order to enable the program to be conducted on an appropriate time frame the Council of Ministers for the Republic of Guinea Bissau has communicated a 2 year extension to both the Sinapa and Esperanca Licences until 25 November 2012. A Gazettal Decree formalising this extension remains pending.

North America

Sales revenues from oil and gas sales were $557,835 for the half-year compared to $695,564 in the previous corresponding six monthly period. This decrease was due to a combination of the stronger Australian Dollar in the current period together with a fall in production due to natural decline.

Gas prices remained low in the current period, averaging US$4.95 per thousand cubic feet compared to US$4.27 during the corresponding six month comparative period. The Consolidated Entity's direct share of gas sales of 50,951 thousand cubic feet represented a decrease from the corresponding reporting period sales of 64,420 thousand cubic feet.

Oil prices have increased and averaged US$76.11 per barrel compared to US$47.47 in the corresponding period. Oil sales of 3,204 barrels represented a decrease from sales in the corresponding six month period of 4,493 barrels.

During the period FAR continued its conservative strategy of limiting expenditures to the maintenance of current production whilst seeking potential partners to carry FAR on expenditures in exploration programs. This is consistent with earlier policies designed to leverage off 3D seismic programs undertaken in earlier periods.

Australia

No significant exploration activity was undertaken in Australia in the current period.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 6 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors



Mr M J Evans
Director
Perth, 9 September 2010.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA Australia

Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
FAR Limited
Suite B1, Tempo Offices
431 Roberts Road
SUBIACO WA 6008

9 September 2010

Dear Board Members,

FAR Limited (formerly First Australian Resources Limited)

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of FAR Limited.

As lead partner for the review of the financial statements of FAR Limited for the half year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely



DELOITTE TOUCHE TOHMATSU



Ross Jerrard
Partner
Chartered Accountant

Deloitte.

Deloitte Touche Tohmatsu
ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of FAR Limited (formerly First Australian Resources Limited)

We have reviewed the accompanying half-year financial report of FAR Limited, which comprises the condensed statement of financial position as at 30 June 2010, and the condensed statement of comprehensive income, the condensed cash flow statement and the condensed statement of changes in equity for the half-year ended on that date, selected explanatory notes and, the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year, as set out on pages 9 to 17.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of a Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 30 June 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of FAR Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of FAR Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2010 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Ross Jerrard
Partner
Chartered Accountants
Perth, 9 September 2010

FAR LIMITED (formerly First Australian Resources Limited)
Directors' Declaration

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the Consolidated Entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors



Mr M J Evans
Director
Perth, 9 September 2010

FAR LIMITED (formerly First Australian Resources Limited)
Condensed Consolidated Statement of Comprehensive Income
For the half-year ended 30 June 2010

	Note	Half-year ended	
		30 June 2010	**30 June 2009**
		$	**$**
Revenue	3	676 982	788 682
Other income	4	448 057	7 947 729
Direct operating costs		(249 274)	(329 513)
Depreciation and amortisation expense		(269 024)	(385 550)
Exploration expense		-	(28 022)
Abandonment expense		(5 110)	(13 147)
Finance costs		(296 345)	(283 292)
Administration expenses		(203 620)	(213 020)
Employee benefits expense		(368 499)	(1 498 786)
Consulting expense		(393 467)	(608 201)
Foreign exchange loss		-	(713 792)
Other expenses		(131 674)	(72 042)
(Loss)/Profit before income tax		**(791 974)**	**4 591 046**
Income tax expense		-	-
(Loss)/Profit for the period attributable to members of First Australian Resources Limited		**(791 974)**	**4 591 046**
Other comprehensive income/(expense)			
Exchange differences arising on translation of foreign operations		**269 216**	**(1 135 708)**
Total comprehensive income/(expense) for the period attributable to members of First Australian Resources Limited		**(522 758)**	**3 455 338**
		Cents	**Cents**
Earnings per share:			
Basic (loss)/earnings per share		(0.12)	0.76
Diluted (loss)/earnings per share		(0.12)	0.72

Notes to the condensed consolidated financial statements are included on pages 14 to 17.

FAR LIMITED (formerly First Australian Resources Limited)
Condensed Consolidated Statement of Financial Position
As at 30 June 2010

	Note	30 June 2010 $	31 December 2009 $
ASSETS			
Current assets			
Cash and cash equivalents		10 788 917	11 710 120
Trade and other receivables	5	3 715 636	3 532 223
Other financial assets		2 077	1 974
Other		89 840	89 033
Total current assets		**14 596 470**	**15 333 350**
Non-current assets			
Other financial assets		21 473	21 473
Property, plant and equipment		302 318	328 312
Oil and gas properties	6	20 095 134	18 839 901
Total non-current assets		**20 418 925**	**19 189 686**
Total assets		**35 015 395**	**34 523 036**
LIABILITIES			
Current liabilities			
Trade and other payables	7	1 135 452	451 480
Provisions		850 210	855 729
Total current liabilities		**1 985 662**	**1 307 209**
Non-current liabilities			
Borrowings	8	2 738 334	2 672 420
Total non-current liabilities		**2 738 334**	**2 672 420**
Total liabilities		**4 723 996**	**3 979 629**
Net assets		**30 291 399**	**30 543 407**
EQUITY			
Issued capital		72 090 504	72 090 504
Reserves		2 288 528	1 748 562
Accumulated losses		(44 087 633)	(43 295 659)
Total equity		**30 291 399**	**30 543 407**

Notes to the condensed consolidated financial statements are included on pages 14 to 17.

FAR LIMITED (formerly First Australian Resources Limited)
Condensed Consolidated Statement of Changes in Equity
For the half-year ended 30 June 2010

	Share capital	Reserves				Accumulated Losses	Total Attributable to equity holders of the parent
		Option Reserve	Equity component on convertible notes	Foreign currency translation reserve	Total Reserves		
	$	$	$	$	$	$	$
Balance at 1 January 2009	67 261 038	1 287 205	496 330	1 071 446	2 854 981	(45 438 002)	24 678 017
Profit for the period	-	-	-	-	-	4 591 046	4 591 046
Exchange differences arising on translation of foreign operations	-	-	-	(1 135 708)	(1 135 708)	-	(1 135 708)
Total comprehensive income/ (expense) for the period	-	-	-	**(1 135 708)**	**(1 135 708)**	**4 591 046**	**3 455 338**
Issue of shares	4 259 983	-	-	-	-	-	4 259 983
Share issue costs	(278 654)	-	-	-	-	-	(278 654)
Issue of convertible notes	-	-	178 709	-	178 709	-	178 709
Share based payments	-	691 000	-	-	691 000	-	691 000
Balance at 30 June 2009	**71 242 367**	**1 978 205**	**675 039**	**(64 262)**	**2 588 982**	**(40 846 956)**	**32 984 393**
Balance at 1 January 2010	72 090 504	1 726 205	674 085	(651 728)	1 748 562	(43 295 659)	30 543 407
Loss for the period	-	-	-	-	-	(791 974)	(791 974)
Exchange differences arising on translation of foreign operations	-	-	-	269 216	269 216	-	269 216
Total comprehensive income/ (expense) for the period	-	-	-	269 216	269 216	**(791 974)**	**(522 758)**
Issue of shares	-	-	-	-	-	-	-
Share issue costs	-	-	-	-	-	-	-
Issue of convertible notes	-	-	-	-	-	-	-
Share based payments	-	270 750	-	-	270 750	-	270 750
Balance at 30 June 2010	**72 090 504**	**1 996 955**	**674 085**	**(382 512)**	**2 288 528**	**(44 087 633)**	**30 291 399**

Notes to the condensed consolidated financial statements are included on pages 14 to 17.

FAR LIMITED (formerly First Australian Resources Limited)
Condensed Consolidated Cash Flow Statement
For the half-year ended 30 June 2010

	Half-year ended	
	30 June 2010	30 June 2009
	$	$
Cash flows from operating activities		
Receipts from customers	575 054	874 164
Payments to suppliers and employees	(1 219 245)	(1 443 214)
Interest and other costs of finance paid	(229 428)	(127 812)
Net cash used in operating activities	**(873 619)**	**(696 862)**
Cash flows from investing activities		
Interest received	106 610	103 823
Payments for oil and gas properties	(434 524)	(1 141 089)
Payments for property, plant and equipment	(7 889)	19
Proceeds from sale of oil and gas properties	-	2 872 389
Net cash (used in)/from investing activities	**(335 803)**	**1 835 142**
Cash flows from financing activities		
Proceeds from issues of equity securities	-	4 250 100
Payment for share issue costs	-	(343 590)
Proceeds from borrowings	-	2 987 115
Payment of debt issue expenses	-	(236 905)
Repayment of borrowings	-	(5 902 540)
Net cash (used in)/provided by financing activities	**-**	**754 180**
Net (decrease)/increase in cash and cash equivalents	**(1 209 422)**	**1 892 460**
Cash and cash equivalents at the beginning of the half-year	11 710 120	6 761 829
Effects of exchange rate changes on cash and cash equivalents held in foreign currency	288 219	(295 298)
Cash and cash equivalents at end of half-year	**10 788 917**	**8 358 991**

Notes to the condensed consolidated financial statements are included on pages 14 to 17.

FAR LIMITED (formerly First Australian Resources Limited)
Notes to the Financial Statements
For the half-year ended 30 June 2010

1. Significant Accounting Policies

Statement of compliance
The half-year financial report is a general purpose financial report prepared in accordance with the *Corporations Act 2001* and Accounting Standard AASB 134 *Interim Financial Reporting.* Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 *Interim Financial Reporting.* The half-year financial report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

Basis of preparation
The condensed consolidated financial statements have been prepared on the basis of historical cost except, where applicable, for the revaluation of certain non-current assets and financial instruments. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's 2009 annual financial report for the year ended 31 December 2009, unless otherwise described herein.

Adoption of new and revised Accounting Standards
In the current period, the Consolidated Entity has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for annual reporting periods beginning on or after 1 January 2010. The adoption of these new and revised Standards and Interpretations has not resulted in any changes to the Consolidated Entity's accounting policies or in the amounts reported in the current or prior financial years.

2. Segment Information

AASB 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The identification of the Consolidated Entity's reporting segments remains consistent with prior periods, with management allocating resources to segments on a geographical basis with the inclusion of a 'corporate' segment which captures all head office and administrative income, expenses and assets.

Information regarding these segments is presented below. The accounting policies of the reportable segments are the same as those of the Consolidated Entity.

The following is an analysis of the Consolidated Entity's assets by reportable operating segment:

	30 June 2010 $	31 December 2009 $
Australia	88 697	55 709
Canada	-	-
China	-	-
Senegal	14 114 701	13 905 367
Guinea Bissau	978 036	-
USA	5 642 755	5 550 115
Corporate	14 191 206	15 011 845
Total assets	**35 015 395**	**34 523 036**

2. Segment Information (cont.)

The following is an analysis of the Consolidated Entity's revenue and results by reportable operating segment for the periods under review:

	Revenue		Segment Profit/(Loss)	
	30 June 2010 $	30 June 2009 $	30 June 2010 $	30 June 2009 $
Australia	-	-	-	-
Canada	-	-	-	-
China	-	-	-	4 033 169
Senegal	-	-	-	3 697 313
Guinea Bissau	-	-	-	-
USA	558 523	696 629	(119 804)	(263 988)
Corporate	118 459	92 053	(672 170)	(2 875 448)
Consolidated segment revenue and profit/(loss) before tax for the period	676 982	788 682	(791 974)	4 591 046
Income tax expense			-	-
Consolidated segment revenue and profit/(loss) after tax for the period	**676 982**	**788 682**	**(791 974)**	**4 591 046**

The revenue reported above represents revenue generated from external customers. There were no intersegment sales during the period.

3. Revenue

	Half-year ended	
	30 June 2010 $	30 June 2009 $
Oil & gas sales revenue	557 835	695 564
Interest revenue	116 002	90 062
Other revenue	3 145	3 056
	676 982	**788 682**

4. Other income

	Half-year ended	
	30 June 2010 $	30 June 2009 $
Foreign exchange gain	448 057	-
Gain on sale of oil and gas interests	-	4 033 169
Senegal farm-in option agreement	-	3 697 313
Rebate under R&D tax concession scheme	-	217 247
	448 057	**7 947 729**

5. Trade and other receivables

	30 June 2010 $	31 December 2009 $
Current:		
Trade receivables	147 155	150 735
Interest receivable	25 072	15 679
Other receivables	4 038 655	3 861 055
Less: allowance for doubtful debts	(495 246)	(495 246)
	3 715 636	**3 532 223**

Included in other receivables is US$3,000,000 in respect of the second tranche payment of proceeds from the prior year sale of the Consolidated Entity's interest in the Beibu Gulf Block 22-12 Joint Venture which is due upon approval of an Oilfield Development Program ("ODP") or if commercial development of the project proceeds. The third tranche payment of US$3,000,000 has not been brought to account at balance date.

Other receivables include amounts totalling $495,246 (2009: $495,246) which were past due at balance date. These amounts have been provided against in full.

6. Oil and Gas Properties

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 'Exploration For and Evaluation of Mineral Resources'. Costs are capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

- the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; or
- exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing

Included in oil and gas properties are capitalised exploration costs of $14.1million in respect of the exploration licences over the Sangomar Offshore, Rufisque Offshore and Sangomar Deep Offshore Blocks in Senegal. The current term of these licences expires on 23 November 2010.

In accordance with the accounting policy above, the Company's ability to continue to carry capitalised exploration costs in respect of the Senegal licences is dependent on the exploration titles being current. In order to retain the exploration licences over the Senegal blocks beyond 23 November 2010, the Joint Venture will be required to commit to the next exploration phase, which includes the drilling of one exploration well, or obtain a further extension prior to this date. The Company is currently seeking a farm-in partner with whom to enter the next exploration phase and detailed technical reviews by interested parties are ongoing.

7. Trade and other payables

	30 June 2010 $	31 December 2009 $
Current:		
Trade payables	289 559	280 879
Other	845 893	170 601
	1 135 452	**451 480**

8. Borrowings

	30 June 2010 $	31 December 2009 $
Non-Current:		
Unsecured loans – convertible notes	2 738 334	2 672 420
	2 738 334	**2 672 420**

6,638,033 15% convertible notes were issued in February 2009 at an issue price of $0.45 per note. Each note carries a coupon rate of 15 percent payable quarterly in arrears and is convertible into 10 ordinary shares on or before 31 January 2012 by payment of 4.5 cents per share. The convertible notes are quoted on the ASX. Unconverted notes mature at 45 cents on 31 January 2012.

The financial liability component has been calculated by discounting the face value of the convertible notes together with the interest payable thereon over the maturity period, followed by an allocation of the debt issue costs between the debt and equity components on a pro-rata basis. The discount rate used is 17.5%, representing the directors' estimate of the interest rate applicable to a debt instrument issued under similar terms with a similar maturity period. The unwinding of the discount is charged to the income statement as an accretion expense within finance costs.

The convertible notes holders have the right to convert the notes to equity at any point prior to 31 January 2012. Any unconverted notes will not be repaid until 31 January 2012. At balance date 6,602,589 notes remained unconverted.

9. Issue of equity securities

On 11 March 2010, the Company issued 4,750,000 unlisted options exercisable at 7.5 cents on or before 31 March 2012 and 4,750,000 unlisted options exercisable at 10 cents on or before 31 March 2013 to consultants in lieu of advisory fees. The options package has been valued at $270,750 using the Black Scholes model and the financial effect has been recognised in Consulting Expense in the Statement of Comprehensive Income in the current period.

10. Contingencies and commitments

During the period, the Guinea Bissau acquisition cost disclosed as a contingent liability at 31 December 2009 became payable under the terms of the Agreement and has now been brought to account.

Other than the above, there have been no other changes to the contingent assets and contingent liabilities reported in the annual financial report for the year ended 31 December 2009.

11. Subsequent events

On 31 July 2010, 9,500,000 unlisted incentive options exercisable at 15 cents expired unexercised.

Other than as stated in this note, the Directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the Consolidated Entity in subsequent financial years.